Exhibit 99.1

BUSINESS REPORT

(From January 1, 2023 to December 31, 2023)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2023 to December 31, 2023)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop President and Representative Director POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah Head of IR team, Senior Vice President POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea Telephone: +82-054-220-0114

TABLE OF CONTENTS

I. Overview	4

II. Business	12

III. Financial Statements	45

IV. Corporate Governance	49

ø	Independent auditors’ reports on both Consolidated and Separate financial statements were filed to the SEC respectively on March 18, 2024.

•	Report for consolidated financial statements :

File/Film Number 0001193125-24-070160

•	Report for separate financial statements :

File/Film Number 0001193125-24-070188

I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows :

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;

(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;

(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;

(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.
Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Summary of consolidated subsidiaries

(Number of companies)

	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2023	Increase	Decrease	Dec 31, 2023
Listed	6	—	—	6	6
Unlisted	174	17	6	185	84
Total	180	17	6	191	90

*	The number of consolidated companies above does not include POSCO HOLDINGS

*	Among listed corporations, there is one overseas corporation

(5 domestic corporations and 1 overseas corporation).

*

Newly included : QSONE Co.,Ltd., POSCO PS Tech, POSCO PR Tech, POSCO PH Solution, POSCO GYS Tech, POSCO GYR Tech, POSCO GY Solution, PT AGPA REFINERY COMPLEX, Port Hedland Green Steel Pty Ltd, POSCO MOBILITY SOLUTION POLAND Sp. z o.o., PCC Facilities Component Fund, PT POSCO INTERNATIONAL ENP INDONESIA, POSCO INTERNATIONAL E&P USA Inc., POSCO FLOW CANADA INC., POSCO FLOW (Shanghai) Co.,Ltd, POSCO HOLDINGS CVC 2nd Fund, International Energy Expansion for Technology Innovation Fund

*	Excluded subsidiaries : POSCO Energy, POS-CD PTY LTD, POSCO ICT BRASIL, PGSF, L.P., Future Creation POSCO Startup Fund, Songdo Posco family Housing

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo

March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—

March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin *	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
		—	—	Outside Director Bahk, Byong-Won

March 18, 2022	Ordinary	—	Representative Director Chon, Jung-Son	—
		—	Inside Director Chung, Chang-Hwa	—
		Inside Director Yoo, Byeong-Og	—	—
		—	—	Representative Director Kim, Hag-Dong
		—	—	Inside Director Jeong, Tak
		Non-standing Director Kim, Hag-Dong	—	—
		—	Outside Director Pahk, Heui-Jae
		Outside Director Yoo, Jin-Nyong**	—
		Outside Director Sohn, Sung-Kyu**	—
			—	Outside Director Kim, Shin-Bae
			—	Outside Director Chung, Moon-Ki

March 17, 2023	Ordinary	Representative Director Jeong, Ki-Seop
Representative Director Chon, Jung-Son
Inside Director Yoo, Byeong-Og
Inside Director Kim, Ji-Yong
Inside Director Chung, Chang-Hwa
Non-standing Director Kim, Hag-Dong
Outside Director Kim, Joon-Gi
Outside Director Chang, Seung-Wha

*	The re-appointed Outside Director Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member
**	The Outside Director Yoo, Jin-Nyong and Sohn, Sung-Kyu were appointed as Audit Committee Member at the General Meeting of Shareholders held on March 18, 2022.

(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

(a)	From SK Telecom to National Pension Service

(b)	Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2)	September 2019 : Handover of business right of LNG terminal to POSCO ENERGY

(3)	September 2019 : Small scale merger of By-Product Gas Generation Business from

POSCO ENERGY into POSCO after spin-off

(4)	January 2022 : Handover of logistic related business to POSCO Terminal

(5)	March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO HOLDINGS INC.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

		(Unit : Share, KRW/Share, In millions of KRW)

Type	Details	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Common Stock	Total number of issued shares	84,571,230	84,571,230	87,186,835
	Par value	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Others	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

ø

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230, and there will be no change in capital.

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2023)

Authorized Shares	Issued Shares
200,000,000	84,571,230

ø	Currency of the Republic of Korea is Korean Won (“KRW”).
ø	Par Value: KRW 5,000 per share
ø

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230

B. Treasury Stock Acquisition and Disposal

					(As of December 31, 2023)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	remark
Direct	Common Stock	5,406,179	—	27,030	—	5,379,149	1	),
Trust Contract		3,315,874	—	—	—	3,315,874
Total		8,722,053	—	27,030	—	8,695,023	2)

*	The number of treasury stock has decreased from 8,722,053 to 8,695,023 due to provision of stock grant to the executive officers of POSCO Holdings and subsidiaries
*

Aforementioned number of treasury stocks includes 3,211,795 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

5. Voting Rights

	(As of December 31, 2023)

Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	84,571,230	—
(2) Shares without Voting Rights	8,695,023	Treasury stock
(3) Shares with Voting Rights	75,876,207	—

6. Earnings and Dividends

	(In millions of KRW)

	2023	2022	2021
(Consolidated) Profit*	1,698,092	3,144,087	6,617,239
(Separate) Profit	799,578	-467,852	5,181,227
Earnings per Share (Consolidated, KRW)	22,382	41,456	87,330
Cash Dividend Paid	758,762	910,190	1,285,635
Pay-out Ratio (Consolidated,%)	44.7	28.9	19.4
Dividend per Share (KRW)	10,000	12,000	17,000
Dividend Yield (%)	2.4	4.1	6.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
**	Earnings per Share is based on consolidated financial statement prepared in K-IFRS

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

		(KRW/share, In thousands of shares)

		July 2023	August 2023	September 2023	October 2023	November 2023	December 2023
Common share	Highest Price	658,000	621,000	603,000	518,000	522,000	499,500
	Lowest Price	394,000	546,000	529,000	411,500	402,500	447,000
	Average Price	494,667	577,273	568,579	477,237	464,750	474,868
Trading volume	Daily highest	11,632	3,092	1,832	2,323	3,341	1,346
	Daily lowest	705	749	636	624	295	384
	Monthly	66,389	30,875	20,082	21,570	17,403	12,872

B. New York Stock Exchange

		(USD/ADS*, In thousands of ADS*)

		July 2023	August 2023	September 2023	October 2023	November 2023	December 2023
American Depositary Share (ADS)	Highest Price	131.86	118.89	113.66	100.51	97.00	95.56
	Lowest Price	74.61	102.44	99.40	76.51	76.47	85.50
	Average Price	97.15	109.12	106.23	90.00	89.21	91.71
Trading volume	Daily highest	2,880	566	452	417	817	267
	Daily lowest	74	116	75	86	27	49
	Monthly	13,237	5,888	3,753	5,186	4,009	2,733

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Green Infrastructure (Trading segment), Green Infrastructure (Construction segment), Green Infrastructure (Logistics and etc. segment), Green Materials and Energy, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)

Business Segment	2023		2022		2021
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	63,538,698	2,556,779	70,649,647	3,236,220	63,548,935	8,365,445
Green Infrastructure (Trading)	42,943,752	1,133,512	49,589,760	872,279	45,290,449	619,675
Green Infrastructure (Construction)	10,267,503	197,352	8,885,491	293,344	7,412,514	428,669
Green Infrastructure (Logistics and etc.)	3,945,953	202,010	7,425,508	377,919	2,914,400	195,474
Green Materials and Energy	4,821,886	-161,334	3,388,760	143,452	2,089,162	112,641
Others	1,562,214	1,106,332	1,169,536	843,682	1,784,321	59,252

Total	127,080,006	5,034,651	141,108,702	5,766,896	123,039,781	9,781,156

*	It is based on aggregated basis including internal transactions among affiliates.
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Green Infrastructure (Logistics and etc.).

2. Business Status of Segments

A. Steel

There are 83 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

In 2023, the cumulative global crude steel production increased year-on-year due to robust demand from emerging economies such as India, despite sluggish industrial economies of developed countries and a slump in the Chinese real estate market.

Global Crude Steel Production

		(Millions of Tons, %)

Crude Steel Production	2021	2022	2023
Global	1,951	1,832	1,850
Korea	71	66	67
(Ratio)	(3.6%)	(3.6%)	(3.6%)

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills). We are continuously considering expanding overseas production capacity, including the joint venture of Hebei Steel and Steel in China in 2023.

The company plans to upgrade its customer and market structure by expanding its high value-added World Top Premium products, while responding to customers’ diverse needs by launching an eco-friendly product line Greenate and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend.In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 55% of total sales and export sales are around 45%, and by export region, the proportion of Southeast Asia, Japan, Europe and China is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%. POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will upgrade ‘eco-friendly future product’ portfolio.

We will proactively respond to the growing demand for eco-friendly products and lead the high value-added market with the best innovative products. In order to contribute to the decarbonization of customers and society, we are expanding our low-carbon product lineup based on Greenate, a carbon-neutral master brand, and from 2026, we plan to produce high value-added products that reduce carbon emissions using a newly established electric furnace.

Third, POSCO implement ‘Meta-POSCO’ through digital transformation. Since 2017, the company has been gradually implementing Smart Factories that optimize, automate, and intelligentize facilities by using innovative digital technologies such as IoT, Big Data, and AI and Digital Twin models. Through deep learning that extracts optimal results by converting major variables that determine the state of the furnace into big data, Pohang Steelworks’ furnace #2 has been turned into an AI furnace.

Lastly, POSCO will realize a safe workplace without accidents and continue to strengthen ESG management. Safety is the highest value and corporate culture pursued by the company, and we are upgrading our safety system so that the company’s safety culture can leap to the highest level in the world. We are promoting the development of smart safety solutions using AI and IoT, and discovering potential risks in the field, strengthening safety activities that comply with standards.

POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

(2) Market Share

			(Millions of Tons, %)

Category	2023		2022
	Production	Market share	Production	Market share
Crude Steel Production	67	100%	66	100%
POSCO	36	53%	34	52%
Others	31	47%	32	48%

ø	Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market.

The surface-treated steel market is divided into a general-purpose material and a high-end material market, and the general-purpose material market is highly competitive due to technological leveling and the influx of low-priced goods from China. On the other hand, we believe that the high-end material market can not only create high added value but also grow in terms of market size.

Though there are oversupply of domestic and foreign steel products and sluggish demand industries, POSCO Steeleon is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products such as aluminum coated sheets, high corrosion resistance galvanized steel sheets, Print/Lami color steel sheets and etc.

POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers. In addition, POSCO Steeleon is preparing to expand its overseas business by securing a bridgehead in Southeast Asia, where rapid growth is expected through the operation of color steel sheet production line (50,000 tons) and coated steel sheet production line(20,000 ton) in Yangon, Myanmar.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automation equipment for packaging.

(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(3) Market Share

					(Tons)

	2023		2022		2021
Category	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	31,984	44.7%	31,245	44.0%	34,846	49.0%
PJ Metal	39,600	55.3%	39,700	56.0%	36,257	51.0%
Total	71,584	100.0%	70,945	100.0%	71,103	100.0%

ø	It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Green Infrastructure [Trading segment]

There are 39 subsidiaries in trading segment including POSCO International, 26 subsidiaries in construction segment including POSCO E&C and 14 subsidiaries of logistics and etc. segment including POSCO Flow and POSCO DX.

∎ POSCO INTERNATIONAL

(1) Market Share

		(Millions of US Dollars)

Category	2023	2022	Growth Rate
All Trading Companies in Korea	632,384	683,585	-7.49%
POSCO International Corp.	9,270	10,018	-7.47%

ø	Source: Korea International Trade Association (www.kita.net)

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions.

[Global Business Sector]

•

Trading business : POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. POSCO International is also carrying out agro-commodities trading and food resource development projects in order to secure sustainable future food resources. As a result, the company has diversified its sales outlets in Korea, China, Southeast Asia, and MENA, while expanding food import volume.

•

Motor core business: Together with POSCO Mobility Solution which is a subsidiary of POSCO International, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

•

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

•

Grain Terminal in Ukraine : In 2019, POSCO International acquired a 75% stake in a Ukrainian grain export terminal capable of shipping 2.5 million tons annually, making us the first Korean company to enter the Ukrainian grain terminal business. Although operations have been suspended due to the Russia-Ukraine conflict, POSCO International is gradually resuming operations as the situation gets better.

•	Textile Business in Uzbekistan

POSCO International Textile in Uzbekistan has 4 manufacturing factories located in the city of Fergana, the villages of Tashlak, Kumtepa and a branch in the city of Bukhara. In order to secure raw cotton procurement and enhance the competitiveness of the cotton business, the raw cotton cluster project is planned to continue to be expanded.

•

Ambatovy Nickel Mine Project : POSCO International has been participating in the Ambatovy Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake. In addition, POSCO International is searching for new opportunities in EV battery material business.

•	Australian Narrabri bituminous coal mining project

POSCO International has 5% stake in the Australian Narabri Coal Production Project, which began commercial production in October 2012, producing about 6 million tonnes of bituminous coal per year.

•

Myanmar hotel business : POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term stay guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

•

Myanmar Gas Field business : Since its production of the first gas in July 2013, gas fields supplies an average of approximately 500 million standard cubic feet of gas per day. In addition, through the second phase of development undertaken to maintain stable gas production, the addition of seven gas production wells was successfully completed in August 2022. In addition, from February 2021, as part of the third phase of the development project, the construction of the gas boosting platform EPCIC for the production of low-pressure gas in the reservoir was completed in December 2023, and the platform will be operated after completing the test drive in the first half of 2024.

•

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

•

Onshore gas business in Australia : To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Recognizing the rising gas demand and high gas prices in the east coast of Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

[New business investment]

In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

B. Green Infrastructure [Construction segment]

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

The plant market is expected to continue to grow in the Middle East, Latin America, Southeast Asia, and the CIS region, and domestic companies are actively entering overseas markets.

Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. According to the government’s policy to strengthen regional competitiveness, the construction of regional hubs such as Gadeokdo New Airport, Daegu Gyeongbuk New Airport, and Jeju 2nd Airport will begin, and the road network expansion project such as the Seoul Metropolitan Railway (GTX) will continue to connect major metropolitan areas. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch. Housing market conditions rapidly deteriorated due to sudden interest rate increases, rising construction costs, and a slump in the construction PF market. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

POSCO E&C has the top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, POSCO E&C is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One.

In Overseas, POSCO E&C continues to seek new business opportunities based on the experience in developing and constructing various buildings such as hotels, offices, and residences in Southeast Asia such as Vietnam, China, Myanmar, and the Philippines.

B. Green Infrastructure [Logistics and etc. segment]

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39 trillion, POSCO DX is expected to take about 3.0% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO DX is planning to support the mass production system of EV battery materials. In addition, POSCO DX will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO DX will actively participate new airport BHS project and contribute to the groups’ advancement of the group’s logistic system.

C. Green Materials and Energy

Green Materials and Energy segment include the business related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 16 subsidiaries, including POSCO Future M and POSCO Argentina.

∎ POSCO Future M

POSCO Future M operates mainly 2 businesses: basic material business and energy material business.

[Basic industrial materials business]

•

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China.

•

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

[Energy material business]

In the energy material business, POSCO Future M provides cathode and anode materials which are the main components for secondary cell: cathode, anode, electrolyte and separation membrane. It is planned to expand its production of natural graphite anode materials from 74 thousand ton/year in 2023 to 182 thousand ton/year in 2030. In addition, artificial graphite production is expected to have a production capacity of 153 thousands ton/year in total by 2030. Furthermore, cathode material production is expected to increase from 155 thousands ton/year to 1,000 thousands ton/year by 2030. Most of the precursors that are put into the production of anode materials are currently sourced from China, but POSCO Future M plans to achieve a high level of internalization by securing 460 thousand tons/year production capacity by 2030. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

According to SNE Research, the global secondary battery market (lithium-ion secondary battery market) grew 38.6% annually to 705.5 GWh in 2023. It is also expected to grow by approximately 5.2 times to 3,675 GWh in 2030. Along with this growth, in April 2023, POSCO Future M also signed a long-term contract worth approximately KRW 30 trillion for cathode materials. Furthermore, POSCO Future M has recently diversified the sales sources including Samsung SDI and plan to supply approximately 40 trillion won worth of cathode materials (NCA) over the next 10 years.

The secondary battery market for electric vehicles is expected to grow due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle.

POSCO Group has established full battery material value chain from raw materials business to battery materials and recycling business. As the only domestic producer of graphite-based anode materials, which are considered to have the highest degree of difficulty in achieving independence from Chinese imports, POSCO Future M is expected to expand its sales revenues in working with global automakers and battery producers. In specific, POSCO Future M established a joint venture (Ulium CAM) with GM in August 2022 to begin construction of high nickel cathode plant in Canada with a production capacity of a 30 thousand ton per year.

It is planned to be completed in the second half of 2024 and to start production in the first half of 2025. For lithium, which is a raw material for anode materials, POSCO HOLDINGS (the largest shareholder of POSCO Future M) plans to establish a 71 thousand tons production system in 2024 through investment in Argentine salt lakes and Australian mines and expand its production capacity to 423 thousand tons by 2030.

Considering POSCO Future M’s cathode material production capacity and lithium input amount, lithium self-sufficiency rate is expected to exceed 100% by 2030. In addition, POSCO HOLDINGS plans to establish a 240 thousand ton nickel production system by 2030 by expanding its investment in securing nickel through mining, smelting and recycling.

Global Cathode and Anode Material Market Outlook

(Ten thousand Tons)

(SNE Research)

D. Others

In Others segment, there are 12 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

3. Key Products

A. Sales of Key Products (2023)

			(In hundred millions of KRW, %)
Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	134,709	21.20%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	194,914	30.70%
	Stainless Steel Products	Tableware, pipes, etc.	106,834	16.80%
	Others	Plates, Wire rods, etc.	198,930	31.30%
	Gross Sum		635,387	100.00%
	Deduction of Internal Trade		-231,454
	Sub Total		403,933
Green Infrastructure	Trading	Steel, Metal	315,317	55.20%
		Chemical, Strategic Item, Energy	29,716	5.20%
		Others	81,849	14.30%
	Construction	Architecture (Domestic)	41,251	7.20%
		Plant (Domestic)	23,371	4.10%
		Civil Engineering (Domestic)	11,658	2.00%
		Others (Domestic)	2,096	0.40%
		Overseas Construction	14,975	2.60%
		Owned Construction	5,805	1.00%
		Others	3,520	0.60%
	Logistics and etc.	Others	42,014	7.40%
	Gross Sum		571,572	100.00%
	Deduction of Internal Trade		-243,520
	Sub Total		328,052
Green Materials and Energy	Gross Sum		48,219	100.00%
	Deduction of Internal Trade		-10,059
	Sub Total		38,160
Others	Gross Sum		15,622	100.00%
	Deduction of Internal Trade		-14,495
	Sub Total		1,127
Total Sum			771,272

*	The steel segment above includes POSCO’s performance before the spin-off (January to February).

B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Segment	Products	2023	2022	2021
Steel	Hot-rolled Product (HR)	967	1,105	970
	Cold-rolled Product (CR)	1,157	1,293	1,035
Green Infrastructure	Electric Power	205	224	98
Green Materials and Energy	Refractory	991	1,022	913
	Lime	147	117	104

ø	Above price movement trend of steel segment in 2022 is based on the price between March 1 to December 31, 2022 (HR and CR price in 3Q 2022 is 1,163 and 1,300 thousand won)
ø

Construction and Logistics and etc. segments of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Sales prices of major products fell in 2023 compared to 2022 due to the following reasons. In the first half of the year, a combination of economic recovery expectations due to China’s domestic demand stimulus policy and temporary supply constraints in the U.S. and Europe served as a factor for price recovery. However, the global steel market turned downward in the second half due to increased uncertainties such as geopolitical risks including the Hamas war in Israel and continued high-interest rates.

[Green Infrastructure]

(1) Criteria for Calculation

(a) Subjects for Calculation: Price of electric power

(b) Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

*	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green materials and Energy]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit price of refractory and quicklime

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

•	Price of refractories is affected by business condition of front industry and raw material cost.

•	Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

•	Raw materials for energy materials are subject to price fluctuations depending on the international supply of mineral resources.

4. Major Raw Materials

A. Current Status of Major Raw Materials

					(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	177,628	61.90%	Iron Ore, Coal
			Sub-materials	Sub-materials for Iron-making, Steelmaking	57,984	20.20%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	51,299	17.90%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	20,785	100.00%	—
			Ready-mixed Concrete	Construction of Structure	3,599	21.60%	—
			Steel Reinforcement	Strengthening Concrete	3,463	20.80%	—
	Construction	Raw Materials	Cable	Electricity Transfer	202	1.20%	—
			Steel Pile	Foundation of Structure	102	0.60%	—
			Others	Construction of Pipe and Structure etc.	9,293	55.80%	—
	Logistics and etc.	Raw Materials	Others	For other use	9,376	100.00%	—
			NCM and etc.	Production of cathode materials	37,670	90.60%	—
			Graphite and etc.	Production of anode materials	1,128	2.70%	—
Green Materials and Energy		Raw Materials	Limestone and etc.	Production of Lime	1,143	2.70%	—
			Others	Production of refractory	1,622	3.90%	—

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)

Business Segment		Category	2023	2022	2021
Steel		Iron Ore(per ton)	145	143	169
		Coal(per ton)	387	472	257
		Scrap Iron(per ton)	526	605	563
		Nickel(per ton)	28,043	33,147	21,130
Green Infrastructure	Trading	LNG (per ton)	1,428	1,594	702
		Ready-mixed Concrete (per m3)	85	77	68
		Steel Pile (per m)	165	180	272
	Construction	Steel Reinforcement (per kg)	0.9	1.0	1.0
		Cable (per m)	0.9	0.9	1.2
Green Materials and Energy		Refractory (per ton)	334	479	320
		Limestone (per ton)	24	22	19

ø

Green Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

ø	Price Movement Trend of Major Raw Materials

(1) Iron Ore : Iron ore prices rose 10% quarter-on-quarter to U$117/ton in the fourth quarter of 2023, due to the expectations of an economic recovery following government stimulus measures, including financial support to recover China’s real estate market and increased investment in manufacturing and infrastructure.

									(In US Dollars Tons)

’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
117	106	102	118	90	94	126	132	96	148	188	158

(2) Coal : The coal prices rose 7% quarter-on-quarter to U$334/ton in the fourth quarter of 2023 as production issues and tight supply due to regular maintenance at a number of major Australian mining companies.

									(In US Dollars/Tons)

’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
334	264	243	344	278	250	446	488	369	264	137	127

(3) Scrap : Iron scrap prices in the fourth quarter of 2023 remained the same as previous quarter’s U$385/ton due to weak demand and supply in East Asia and downturn in the forward industry.

									(In US Dollars/Tons)

’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
385	385	403	438	387	394	531	562	527	500	497	443

(4) Nickel : Nickel prices fell 15% quarter-on-quarter to U$17,247/ton in the fourth quarter of 2023 due to oversupply from Indonesia and weak demand of secondary batteries.

									(In US Dollars/lb, US Dollars/Tons)

’23.4Q	’23.3Q	’23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
7.83	9.23	10.12	11.79	11.48	10.01	13.13	11.98	8.99	8.68	7.87	7.97
17,247	20,344	22,308	25,983	25,292	22,063	28,940	26,395	19,821	19,125	17,359	17,570

ø	LME : London Metal Exchange

[Green Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes

Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)

Construction	Ready-mixed Concrete	Standard 25-210-15	No change in price
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	No change in price
	Steel Reinforcement	SD400 10mm	Decrease the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	The LME market is on a slight decline and there are fluctuations in raw material prices due to an increase in the exchange rate, but it is not at a level that has a significant impact on price fluctuations

[Green Materials and Energy]

(1)	Criteria for Calculation

•	Refractory and lime: Purchase prices including freight costs

(2)	Factors of Price Changes

•	Refractory raw materials : Price fluctuations and compositional costs of raw materials in China

•	Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

•	Energy materials : Price trends are not disclosed considering concerns about information leakage

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

				(Thousands of Tons)

Business Area	Products	2023	2022	2021
Steel	Crude Steel	40,680	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February).

∎ POSCO STEELEON

					(Thousands of Tons)

Business Area	Products	Plant	2023	2022	2021
Steel	Galvanized / Color-coated Steel	Pohang	960	960	960
		Myanmar	70	70	70
Total			1,030	1,030	1,030

∎ POSCO M-TECH

				(Tons)

Business Area	Products	2023	2022	2021
Raw materials for steel production	Ingot and etc.	39,294	39,058	38,080

[Green Infrastructure]

∎ POSCO INTERNATIONAL

			(Electric Power: MW/year)

Business Area	Products		2023	2022	2021
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO FUTURE M

				(Thousands of Tons)

Business Area	Products	Place of Business	2023	2022	2021
Refractory	Brick and etc.	Pohang	116,560	116,560	113,000
LIME	Quicklime	Pohang	1,095,000	1,095,000	1,095,000
		Gwangyang	1,095,000	1,095,000	1,095,000
Total			2,306,560	2,306,560	2,303,000

*	In the case of the energy materials sector, detailed notation was omitted in consideration of technology and information leakage concerns.

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production

			(Thousands of Tons)

Products		2023	2022	2021
Crude Steel		39,941	37,928	42,964
Products	Hot-Rolled Steel	10,660	9,268	9,243
	Plate	6,602	5,857	6,832
	Wire Rod	2,325	1,988	2,688
	Pickled-Oiled Steel	2,780	2,847	2,880
	Cold-Rolled Products	7,133	7,623	7,898
	Coated Steel	7,299	6,708	7,446
	Electrical Steel	828	1,005	1,032
	Stainless Steel	3,104	3,400	4,099
	Others	1,795	3,261	3,106
	Total	42,528	41,957	45,224

ø	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.
ø	POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2)	Capacity Utilization Rate

			(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
	POSCO	40,680	35,682	87.70%
	PT.KRAKATAU POSCO	2,990	3,005	100.50%
Crude Steel Production	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	1,100	839	76.30%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	550	415	75.50%
	Total	45,320	39,941	88.10%

ø	POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

[Green Infrastructure]

ø

Since it is difficult to measure production result and operating rates of Green Infrastructure (Construction), and Green Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

∎ POSCO INTERNATIONAL

(1)	Production Result

				(Gwh)

Business Area	Products	2023	2022	2021
Power Generation	Electric Power (Incheon Power Plant)	11,213	11,189	13,493

(2)	Capacity Utilization Rate

				(Hour, %)

Business Area	Production Base	2023 Capacity	2023 Production	Utilization Rate
Power Generation	Incheon Power Plant	8,760	5,177	59.1%

[Green Materials and Energy]

∎ POSCO FUTURE M

(1)	Production Result

					(Tons)

Business Area	Products	Place of Business	2023	2022	2021
Refractory	Brick and etc.	Pohang	77,437	81,094	83,884
LIME	Quicklime	Pohang	1,110,594	1,043,109	1,151,419
		Gwangyang	1,243,040	1,176,611	1,295,720
Total			2,431,071	2,300,814	2,531,023

ø	Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
ø	In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

(2)	Capacity Utilization Rate (2023)

			(Tons,%)

Business Area	Capacity	Production	Utilization Rate
Refractory Factory	116,560	77,437	68
Quicklime Factory (Pohang)	1,095,000	1,110,594	101
Quicklime Factory (Gwangyang)	1,095,000	1,243,040	114
Total	2,306,560	2,431,071	—

ø	Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
ø	In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,814,272	67,531	-1,607	—	1,880,196
Green Infrastructure	Trading	185,495	313,842	—	-3,766	495,571
	Construction	382,586	2,155	-5,892	—	378,849
	Logistics and etc.	399,389	—	-288,331	—	111,058
Green Materials and Energy		200,438	75,133	-41,156	—	234,415
Others		120,985	70,875	—	-1,705	190,155

[Buildings]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,081,547	306,400	-105,158	-303,894	2,978,895
Green Infrastructure	Trading	486,865	398,775	-294,021	-21,849	569,770
	Construction	75,728	29,770	-10,313	-3,344	91,841
	Logistics and etc.	187,725	2,899	-76,403	-6,700	107,521
Green Materials and Energy		231,104	369,839	-28,950	-17,178	554,815
Others		111,925	18,500	-3,706	-1,929	124,790

[Structures]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,515,379	203,702	-84,810	-250,643	2,383,628
Green Infrastructure	Trading	62,033	1,168,908	-734,243	-24,586	472,112
	Construction	26,888	32,005	-3,643	-3,395	51,855
	Logistics and etc.	531,573	452	-420,639	-8,858	102,528
Green Materials and Energy		20,865	37,708	-199	-2,737	55,637
Others		6,189	11,542	-1,733	-234	15,764

[Machinery and Equipments]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,230,273	3,081,047	-1,203,889	-2,279,292	13,828,139
Green Infrastructure	Trading	392,562	2,949,767	-1,990,768	-139,235	1,212,326
	Construction	7,321	3,545	-1,637	-1,739	7,490
	Logistics and etc.	1,150,735	8,301	-846,060	-37,732	275,244
Green Materials and Energy		629,658	772,263	-59,289	-145,244	1,197,388
Others		12,281	18,637	-10,723	-1,590	18,605

[Vehicles]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		33,443	49,095	-12,827	-18,833	50,878
Green Infrastructure	Trading	8,592	7,875	-1,816	-2,525	12,126
	Construction	4,599	4,989	-1,967	-1,509	6,112
	Logistics and etc.	863	764	-342	-231	1,054
Green Materials and Energy		4,620	8,734	-778	-3,215	9,361
Others		14	62	-3	-9	64

[Tools and Fixtures]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		55,774	86,873	-46,850	-27,245	68,552
Green Infrastructure	Trading	25,494	19,987	-8,059	-13,609	23,813
	Construction	1,148	1,069	-218	-584	1,415
	Logistics and etc.	2,026	5,397	-1,945	-1,040	4,438
Green Materials and Energy		6,488	34,960	-790	-10,043	30,615
Others		31	1	—	—	32

[Equipment]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		101,743	111,944	-61,350	-40,251	112,086
Green Infrastructure	Trading	27,791	27,604	-17,019	-10,515	27,861
	Construction	8,329	7,902	-3,122	-3,234	9,875
	Logistics and etc.	13,197	9,382	-7,334	-2,684	12,561
Green Materials and Energy		8,872	8,637	-233	-3,998	13,278
Others		13,413	2,695	-554	-1,328	14,226

[Financial Lease Assets]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		508,323	187,879	-403,568	-45,477	247,157
Green Infrastructure	Trading	250,884	280,652	-93,571	-53,869	384,096
	Construction	50,171	107,209	-80,586	-39,779	37,015
	Logistics and etc.	34,406	187,373	-3,299	-7,372	211,108
Green Materials and Energy		54,708	85,346	-20,784	-21,311	97,959
Others		22,706	2,187	-1,345	-2,578	20,970

[Biological Assets]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Green Infrastructure	Trading	141,720	5,190	—	-9,579	137,331
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Green Materials and Energy		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]					(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,780,285	3,436,421	-2,421,281	—	2,795,425
Green Infrastructure	Trading	129,279	280,626	-86,961	—	322,944
	Construction	21,292	71,301	-81,632	—	10,961
	Logistics and etc.	88,692	95,628	-58,005	—	126,315
Green Materials and Energy		1,487,942	2,813,750	-1,293,071	—	3,008,621
Others		30,535	69,693	-22,401	-8,420	69,407

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establish ment	November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	7,112	1,976
		February 2023 ~December 2025	G) Establishment of Electric arc furnace	6,420	212	6,208
		July 2019 ~ August 2025	P) Establishment of #6 Coke plant	15,377	13,620	1,757
	Maintenance/ Improvement	October 2020 ~ August 2027	G,P) Thefirst phase of the sealing of raw material yards for both Pohang and Gwangyang Works	33,902	9,021	24,881
		August 2021 ~ September 2029	P) Improvement of #2 Hot strip mill furnace	3,084	146	2,938

ø	P stands for Pohang Steel Works.

ø	G stands for Gwangyang Steel Works.

[Green Infrastructure (Trading / Logistics and etc.)]

				(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO International	Expansion/ Establish ment	January 2021- ~June 2024	Gwangyang LNG #6 Tank	1,437	1,031	406
NEH	Expansion/ Establish ment	May 2022 ~July 2026	Gwangyang LNG terminal	8,668	1,140	7,528

[Green Materials and Energy]

				(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Future M	Expansion/ Establish ment	March 2023 ~January 2025	The 2-1 stage of cathode material factory in Pohang	3,920	673	3,247
		March 2020 ~June 2025	Establishment of new Artificial Graphite Anode material line in Pohang	3,458	1,774	1,684
		July 2022 ~February 2025	#2 precursor factory in Gwangyang	3,262	1,585	1,677
		December 2021 ~May 2024	#1 cathode material factory in Pohang	3,215	2,882	333
		August 2020 ~September 2023	The 3rd stage of cathode material factory in Gwangyang	2,895	2,734	161
		November 2020 ~August 2023	The 4th stage of cathode material factory in Gwangyang	2,758	2,696	62
		November 2019 ~June 2023	The 2-2 stage of Natural Graphite anode material factory in Sejong	2,876	2,699	177
		July 2023 ~January 2025	The 5th stage of cathode material factory in Gwangyang	6,834	6	6,828
		April 2023 ~August 2025	The 2nd stage of production line up expansion in #2 cathode material factory	6,148	673	5,475
ZHEJIANG POSCO -HUAYOU ESM CO., LTD	Expansion/ Establish ment	August 2021~June 2025	The 2nd stage of cathode material factory	1,769	1,081	688
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establish ment	May 2022~March 2025	The 1st stage of cathode material factory in Canada	9,187	4,866	4,321
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establish ment	June 2023~May 2027	The 2nd stage of cathode material factory in Canada	10,005	682	9,323
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establish ment	April 2021~June 2025	Construction of hard rock lithium commercialization plant	10,977	8,490	2,487
POSCO ARGENTINA	Expansion/ Establish ment	January 2022~June 2025	Brine lithium commercialization plant stage 1 and stage 2	26,273	20,136	6,137
POSCO LITHIUM SOLUTION	Expansion/ Establish ment	December 2022~June 2025	Brine lithium commercialization plant stage 2 (downstream)	5,751	943	4,808

ø	Ongoing investments over KRW 100 billion as of June 30, 2023 are listed on the table.
ø	Investments in China and Canada are based on the payment of POSCO Future M’s capital.

6. Product Sales

[Steel]

			(In hundred millions of KRW)

Items		2023	2022	2021
Domestic	Hot-Rolled Products	58,730	68,784	70,117
	Cold-Rolled Products	52,754	55,997	54,864
	Stainless Steel	30,313	42,481	35,722
	Others	106,558	110,202	94,737
Overseas	Hot-Rolled Products	75,979	66,871	55,180
	Cold-Rolled Products	142,160	162,588	144,421
	Stainless Steel	76,521	92,279	86,712
	Others	92,373	107,294	93,736
Total	Gross Sum	635,387	706,496	635,489
	Internal Transaction	-231,454	-261,026	-224,555
	Total	403,933	445,470	410,934

[Green Infrastructure]

				(In hundred millions of KRW)

Business Area	Items		2023	2022	2021
Trading	Domestic Trading	Merchandise	54,327	65,401	63,137
		Product	39,121	9,825	8,757
		Others	1,366	647	1,174
	Overseas Trading	Merchandise	121,136	137,635	137,741
		Product	3,375	1,058	1,223
		Others	48	10	207
	Trades among the 3 countries		210,065	281,321	240,665
Construction	Domestic Construction	Building	41,251	35,061	35,633
		Plant	23,371	15,706	13,272
		Civil Engineering	11,658	9,321	6,771
		Others	2,096	1,823	1,763
	Overseas		14,975	15,938	8,097
	Own Construction		9,325	11,006	8,589
Logistics and etc.	Others		42,014	74,256	29,145
Total	Gross Sum		571,572	659,008	556,174
	Deduction of Internal Transaction		-243,520	-282,787	-220,938
	Total		328,052	376,221	335,236

[Green Materials and Energy]

		(In hundred millions of KRW)

Items	2023	2022	2021
Gross Sum	48,219	33,888	20,892
Deduction of Internal Transaction	-10,059	-9,370	-8,472
Total	38,160	24,518	12,420

[Others]

		(In hundred millions of KRW)

Items	2023	2022	2021
Gross Sum	15,622	11,695	17,842
Deduction of Internal Transaction	-14,495	-10,402	-13,109
Total	1,127	1,293	4,733

ø	Domestic and overseas categorized by the sales area.
ø	Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
ø	As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Green Infrastructure (Logistics and etc. segment).

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of December 2023 amounted to KRW 113,212 million, while the valuation losses amounted to KRW 10,651 million, and transaction gains amounted KRW20,754 million while transaction losses amounted to KRW 11,034 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of December 2023 amounted to KRW 18,872 million. The transaction losses for the existing maturity date currency forward derivatives that we’ve subscribed to were KRW 8,851 million.

8. Significant Contracts

[Major management contracts]

○ Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1320 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: August 18, 2023 ~ September 25, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

○ Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1377 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: November 18, 2022 ~ March 31, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

○ Sales contract of CSP shares

(1) Contract Counterparty: ArcelorMittal Brazil

(2) Purpose: Improving asset efficiency through the sales of non-core assets with no management right

(3) Contract period: July 28, 2022 (transaction completed on March 10, 2023)

(4) Transaction amount: and payment method

ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

*	POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

[Green Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•  Participation rate of each company in gas production and offshore pipeline transportation business

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

•  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

•  Detailed information and future timeline on this resource development investment is subject to change.

ø POSCO International disclosure date : September 22, 2020

(Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1)  Purpose : Production and Development of land gas field in eastern Australia

2)  Method : Cash acquisition

3)  Resolution date of Board of Directors : December 10, 2021

4)  Acquisition amount : KRW 371,077,996,186

5)  Number of shares acquired : 96,178,946Shares

6)  Date of acquisition : April 1, 2022

7)  equity structure (after acquisition of shares) :

•  POSCO International : 50.1%

•  Hancock Energy (Australia) : 49.9%

ø POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1)  Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2)  Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3)  Date of board resolution (decision Date) : August 12, 2022

4)  Date of General Shareholders Meeting for merger approval : November 4, 2022

4)  Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5)  Record date of merger : January 1, 2023

6)  Scheduled date of merger registration : January 2, 2023

ø POSCO International disclosure date : January 2, 2023

[Green Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1)  Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2)  Signed date : December 22, 2021

3)  Date of Transfer : January 1, 2022

4)  Transfer amount : KRW 2,945 million

5)  Information : Transfer of all logistics tasks such as arranging logistics and performing related services

43

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization

Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Production and Sales Strategy Office
	POSCO M-TECH	Automation R&D Center

Pohang Steel Business Office

Green Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group

Core Business Office Mold Research Group

	POSCO Eco & Challenge	R&D Center

	POSCO A&C	Smart Housing Business Department
	POSCO DX	R&D Center

Green Materials and Energy	POSCO Future M	R&D Center

Energy Material R&D Center
Others	POSCO HOLDINGS INC.	New Experience of Technology Hub

AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

B. R&D Expenses in 2023	(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	26,566	3,965	3,204	15,647	40,794	85,693	175,869
Manufacturing Cost	339,344	520	3,303	—	77	—	343,244
R&D Cost (Intangible Assets)	73,880	—	—	4,908	11,934	2,169	92,891
Total*	439,790	4,485	6,507	20,555	52,805	87,862	612,004
Government Subsidy	—		702	—	—	—	702
R&D/Sales Ratio (%)	1.09%	0.02%	0.08%	4.37%	1.38%	78.01%	0.79%

*	Total includes government subsidy.

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)

Account	2023	2022	2021
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	46,212,299	47,649,466	46,621,631
Cash and cash equivalents	6,670,879	8,053,108	4,775,166
Other receivables, net	1,947,529	2,112,697	2,104,609
Other short-term financial assets	11,403,166	10,909,920	13,447,717
Trade accounts and notes receivable, net	11,015,303	9,769,553	10,061,982
Inventories	13,825,514	15,472,417	15,215,098
Other current assets	1,349,908	1,331,771	1,017,059
[Total non-current assets]	54,733,095	50,757,315	44,849,983
Other receivables, net	1,452,445	1,520,331	1,415,143
Other long-term financial assets	2,708,325	2,332,538	2,119,674
Investments in associates and joint ventures	5,020,264	4,996,551	4,514,647
Property, plant and equipment, net	35,206,248	31,781,196	29,596,698
Intangible assets, net	4,714,784	4,838,451	4,166,309
Other non-current assets	5,631,029	5,288,248	3,037,512
Total assets	100,945,394	98,406,781	91,471,614
[Total current liabilities]	21,861,518	23,188,190	21,083,623
[Total non-current liabilities]	19,419,979	16,961,190	15,583,048
Total liabilities	41,281,497	40,149,380	36,666,671
[Equity attributable to owners of the controlling company]	54,180,849	52,512,116	50,427,355
Share capital	482,403	482,403	482,403
Capital surplus	1,663,334	1,400,832	1,387,960
Hybrid bonds	—	—	199,384
Retained earnings	53,857,514	52,965,180	51,532,888
Other equity attributable to owners of the controlling company	-1,822,402	-2,336,299	-3,175,280
[Non-controlling Interests]	5,483,048	5,745,285	4,377,588
Total equity	59,663,897	58,257,401	54,804,943

	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	77,127,197	84,750,204	76,332,345
Operating profit	3,531,423	4,850,053	9,238,089
Profit	1,845,850	3,560,484	7,195,890
[Profit attributable to owners of the controlling company]	1,698,092	3,144,087	6,617,239
[Profit attributable to non-controlling interests]	147,758	416,397	578,651
Total comprehensive Income	2,330,891	3,794,358	8,013,489
[Total comprehensive income attributable to owners of the controlling company]	2,131,737	3,380,649	7,384,572
[Total comprehensive income attributable to non-controlling interests]	199,154	413,709	628,917
Earnings per share(KRW)	22,382	41,456	87,330
Number of Consolidated Companies	192	181	170

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

			(In millions of KRW)

Account	2023	2022	2021
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	4,657,899	4,308,290	25,918,880
Cash and Cash equivalents	376,914	1,415,201	2,042,274
Trade accounts and notes receivable, net	238,332	128,991	6,017,508
Other receivables, net	68,821	40,288	545,341
Other short-term financial assets	3,940,743	2,515,375	9,605,522
Inventories	—	—	7,623,202
Other current assets	33,089	208,435	85,033
[Total non-current assets]	46,988,299	46,840,829	38,323,879
Other receivables, net	6,955	209,057	274,253
Other long-term financial assets	1,131,074	1,062,530	1,326,565
Investments in Subsidiaries, associates, and joint ventures	45,321,370	45,187,628	16,002,640
Property, plant and equipment, net	197,787	145,006	19,772,299
Intangible assets, net	19,341	15,902	551,410
Other non-current assets	311,772	220,706	396,712
Total assets	51,646,198	51,149,119	64,242,759

Account	2023	2022	2021
[Total current liabilities]	1,819,670	118,993	7,868,269
[Total non-current Liabilities]	2,326,663	3,858,263	7,339,065
Total liabilities	4,146,333	3,977,256	15,207,334
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,370,557	1,360,894	1,339,289
[Hybrid bonds]	—	—	199,384
[Retained earnings]	47,505,885	47,409,675	49,734,492
[Other equity]	-1,858,980	-2,081,109	-2,720,143
Total equity	47,499,865	47,171,863	49,035,425
	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	1,454,079	8,589,819	39,920,201
Operating profit	1,106,629	1,674,893	6,649,600
Profit	799,578	-467,852	5,181,227
Earnings per share(KRW)	10,539	-6,185	68,360

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of four inside directors (Choi, Jeong-Woo, Jeong, Ki-Seop, Yoo, Byeong-Og, Kim, Ji-Yong), one non-standing director (Kim, Hag-Dong), and seven outside directors (Pahk, Heui-Jae, Kim, Sung-Jin, Yoo, Young-Sook, Kwon, Tae-Kyun, Yoo, Jin-Nyong, Sohn, Sung-Kyu, Kim, Joon-Gi)

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

ø	Composition of the Special Committees under the BoD and their Functions(as of August 14, 2022)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kim, Sung-Jin (Chairman) Yoo, Young-Sook Yoo, Jin-Nyong Yoo, Byeong-Og

[Deliberation Items]

(1)   Matters related to Operations of BoD and Special Committees

A. Agenda development and establishment of operating standards of the BoD and Special Committees

B. Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the BoD

(2)   ESG-related implementation monitoring and report publication

(3)   Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

(4) Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

(5)   Appointment of Fair Trade Compliance Officer.

[Report Items]

(1)   Major ESG issues of affiliates

(2)   Matters concerning the execution of internal transactions (transaction amount of KRW 5 billion to less than KRW 10 billion)

Director Candidate Recommendation Committee	3 Outside Directors	Yoo, Jin-Nyong (Chairman) Pahk, Heui-Jae Sohn, Sung-Kyu

(1)   Qualification review of Outside Director candidates and recommendation to GMoS

(2)   Preliminary review and qualification review of Inside Director candidates

(3)   Prior deliberation on appointment of members of Special Committees

(4)   Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

(5)   Operation of Outside Director Candidate Recommendation Advisory Panel

(6)   Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee	4 Outside Directors	Yoo, Young-Sook (Chairman) Kwon, Tae-kyun Sohn, Sung-Kyu Kim, Joon-Gi

(1)   Establishment of management succession and management training plan

(2)   Establishment of plan for management evaluation and compensation, and execution

(3)   Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kwon, Tae-kyun (Chairman) Pahk, Heui-Jae Kim, Joon-Gi Jeong, Ki-Seop

(1)   Developing policies for soundness of company’s internal value and finance

(2)   Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   Regarding investment activities

A. Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

B. Prior deliberation on existing investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

C. Approval of new investments (more than KRW 50 billion and less than KRW 100 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

D. Approval of existing investments (more than KRW 100 billion and less than KRW 200 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

E. Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (over KRW 200 billion, based on book value per unit of investment assets)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6) Deliberation and resolution on offering non-current assets as collateral (7) Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company
Audit Committee	3 Outside Directors	Sohn, Sung-Kyu (Chairman) Kim, Sung-Jin Yoo, Jin-Nyong

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary GMoS

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

(16)  Report that independent auditors have violated the company’s accounting standards

(17)  Other items deemed necessary by each committee member

(2) List of Key Activities of the Board of Directors (January 1, 2023 ~ March 13, 2024)

(January 1, 2023 ~ March 16, 2023)

No.	Date	Agenda	Approval

2023-1	January 27

•   Deliberation Agenda

1. Approval of the 55th financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1. Business performance of the fiscal year of 2022

2. Report on internal control over financial reporting

3. Assessment on the effectiveness of internal control over financial reporting

4. Implementation status of the BoD resolved agendas for the fiscal year of 2022

5. Business status and plan of Robot automation solution

Approved After Amendment

2023-2	February 16

•   Deliberation Agenda

1. Recommendation of Inside Directors candidates and Non-Standing Director candidate

•   Report Agenda

1. Monitoring results of internal control standard

2. Establishment of electric furnace in Gwangyang

Approved

	February 16 February 20	3. Partial Amendments of the Articles of Incorporation 4. Agendas for the 55th general meeting of shareholders (continued from previous BoD meeting on Feb 16 and approved on Feb 20)	Approved

*

At the 55th General Meeting of Shareholders which was held on March 17, 2023, Outside Director Chang, Seung-Wha, and Inside Director Chon, Jung-Son and Chung, Chang-Hwa retired due to expiration of the terms. Outside Directors Kim, Joon-Gi, Inside Director Jeong, Ki-Seop and Kim, Ji-Yong were newly elected.

(March 17, 2023 ~ December 31, 2023)

No.	Date	Agenda	Approval

2023-3	March 17

•   Deliberation Agenda

1. Appointment of the Chairman of the BoD

2. Appointment of Special Committees members

3. Appointment of Representative Directors and Inside Directors

4. Treasury Stock Disposal in regards to Executive Stock Grant

5. Relocation of Headquarter

•   Report Agenda

1. Establishing POSCO maintenance subsidiary

Approved

2023-4	April 7	• Deliberation Agenda 1. Investment in Indonesian Nickel Refinery Business for Battery Production Purposes • Report Agenda 1. Mid-term Shareholder Return Policy (2023~2025)	Approved

2023-5	May 12

•   Deliberation Agenda

1. Resolution on dividend payment for the 1st quarter of 2023

2. Domestic Nickel Sulfate Refining Joint Venture

•   Report Agenda

1. Business performance in the 1st quarter of 2023

2. POSCO Group’s IP Competitiveness Enhancement Plan

3. ESG Risk management status of FY2022

4. The performance and assessment of BoD for 2022

5. Major business performance of subsidiaries

Approved

2023-6	June 16	• Deliberation Agenda 1. Investment in hydrometallurgy processes for nickel used for battery in Indonesia	Approved

2023-7	August 8

•   Deliberation Agenda

1. Resolution on dividend payment for the 2nd quarter of 2023

2. Transfer of steel-related business previously owned by POSCO Holdings and acquisition plan of POSCO’s asset

•   Report Agenda

1. Major business performance of subsidiaries

Approved

2023-8	November 3

•   Deliberation Agenda

1. Resolution on dividend payment for the 3rd quarter of 2023

2. Amendments to the Model House Acquisition Plan

3. 2024 Safety and Health Plan

•   Report Agenda

1. Business Performance of the Group in the 3rd quarter of 2023

Approved

2023-9	December 19

•   Deliberation Agenda

1. Amendments to the Operating Regulations of Board of Directors to establish POSCO-style Governance

2. Medium to Long-term Management Strategies and 2024 Consolidated Management Plans

3. Liquidation of Financial Investment stocks

4. Acquisition of POSCO-Wide shares from POSCO-E&C

5. FY 2024 Brand Licensing Contract for “POSCO”

•   Report Agenda

1. Results of the 2023 Compliance with Compliance Control Standards

2. Operation plan for the year-end dividend record date for 2023

Approved After Amendment Approved

2023-10	December 21	1. The Operation Plan of the CEO Candidate Recommendation Committee

(January 1, 2024 ~ March 13, 2024)

No.	Date	Agenda	Approval

2024-1	January 31

•   Deliberation Agenda

1. Approval of the 56th financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1. Business performance of the fiscal year of 2023 and Group ESG performance review

2. Report on internal control over financial reporting

3. Assessment on the effectiveness of internal control over financial reporting

Approved

2024-2	February 8	• Deliberation Agenda 1. Recommendation of Inside Directors candidates (Representative Director Candidate)	Approved

2024-3	February 21

•   Deliberation Agenda

1. Recommendation of Inside Directors and Non-standing Director candidates

2. Partial Amendments of the Articles of Incorporation and regulations related to BoD

3. Agendas for the 56th general meeting of shareholders

4. Improvement of the company’s performance evaluation system

Approved After Amendment Approved Approved After Amendment Approved

ø	Major Activities of Outside Directors on the Board of Directors (January 1, 2023 ~ December 31, 2023)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2023-1	January 27	7 (7)	—
2023-2	16, 20 February	7 (7)	—
2023-3	March 17	7 (7)	—
2023-4	April 7	7 (7)	—
2023-5	May 12	7 (7)	—
2023-6	June 16	7 (7)	—
2023-7	August 8	7 (7)	—
2023-8	November 3	7 (7)
2023-9	December 19	7 (7)
2023-10	December 21	7 (7)

ø	Major Activities of Outside Directors on the Board of Directors (January 1, 2024 ~ March 13, 2024)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)		Remarks
2024-1	January 31	7	(7)	—
2024-2	February 8	7	(7)	—
2024-3	February 21	7	(7)	—

(3) Special Committees under the BoD and Their Activities (From January 1, 2023 to March 13, 2024)

○	ESG Committee (January 1, 2023 ~ March 16, 2023)

Date	Agenda	Approval
January 26, 2023

•   Deliberation Agenda

1.  Participation in paid-in capital increase of POSCO Silicon Solution for expansion of Si-anode materials (Internal transactions)

•   Report Agenda

1.  ESG performance of POSCO GROUP in 2022

2.  POSCO 2050 Carbon Neutral Basic Roadmap

Approved
March 15, 2023	• Report Agenda 1. Comparison of Technological Development of Hydrogen Reduction Steel 2. Government support on Carbon Neutral and cases of other countries 3. 2023 POSCO Group ESG Management Plan

○	ESG Committee (March 17, 2023 ~ December 31, 2023)

Date	Agenda	Approval
May 10, 2023

•   Deliberation Agenda

1.  Appointment of compliance officer

2.  POSCO International’s ‘POSCO’ Brand Usage Contract (internal transaction)

3.  Plan of publishing Corporate Citizen Report

•   Report Agenda

1.  Operational status of ESG risk management of FY 2022

2.  ESG performance of POSCO GROUP in 1Q, 2023

Approved

June 14, 2023

•   Report Agenda

1.  Global monitoring/supervision policies and implications related to Low Carbon and Eco-friendly issues –

2.  Investment in hydrometallurgy processes for nickel used for battery in Indonesia

3.  JV investment in STS upstream of POSCO Indonesia

August 3, 2023

•   Deliberation Agenda

1.  Transfer of steel-related business previously owned by POSCO Holdings and acquisition plan of POSCO’s asset

2.  Acquisition of shares of POSCO Capital previously owned by POSTECH

•   Report Agenda

1.  Business performance of 2nd quarter of 2023

2.  Resolution on dividend payment for the 2nd quarter of 2023

3.  Operation status of the Fair Trade Self-compliance Program in the first half of 2022

Pre-Deliberation Approved

September 27, 2023	• Deliberation Agenda 1. Change of lease contract for POSCO Center in 2023	Approved
October 31, 2023

•   Deliberation Agenda

1.  Investment in venture funds to discover new growth projects

•   Report Agenda

1.  Amendments to the Model House Acquisition Plan

2.  Group ESG performance review

3.  Results and countermeasures of physical risks at major worksites

Approved

December 15, 2023

•   Deliberation Agenda

1.  Divestment of stock of Woori Finance Holdings Co., Ltd.

2.  FY 2024 Brand Licensing Contract for “POSCO”

3.  Acquisition of POSCO-Wide shares from POSCO-E&C

4.  Disposal of POSCO A&C and NEH’s equity previously owned by POSCO Holdings

5.  2024 POSCO Center Lease Contract

6.  Purchase of RIST-owned research equipment following transfer of RIST research function

•   Report Agenda

•   Operating status of the Fair Trade Compliance Program (CP) in the second half of 2023

•   Status of Securing and Fostering ESG Experts at POSCO Group

•   Supply Chain ESG Survey Results and Future Plans

Pre-Deliberation Pre-Deliberation Pre-Deliberation Approved Approved Approved

○	ESG Committee (January 1, 2024 ~ March 13, 2024)

Date	Agenda	Approval
February 19, 2024

•   Deliberation Agenda

1.  Partial Amendments of the Articles of Incorporation and regulations related to BoD

•   Report Agenda

1.  Group ESG Data Portal App Implementation Results and Future Plans

2.  Adjustment result of physical risk analysis value at major worksites

Approved

○	Director Candidate Recommendation and Management Committee (January 1, 2023~March 16, 2023)

January 11, 2023	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved
February 16, 2023

•   Deliberation Agenda

1.  Qualification review and recommendation of the Outside Directors candidates

2.  Qualification review of the Inside Directors and Non-standing Director candidates

3.  Preliminary review on appointment of members of Special Committee members

Approved Preliminary deliberation Preliminary deliberation

○	Director Candidate Recommendation and Management Committee (March 17, 2023 ~ December 31, 2023)

Date	Agenda	Approval
November 2, 2023	• Deliberation Agenda 1. Resolution to operate an Outside Director Candidate Recommendation Advisory Panel • Report Agenda 1. Improvement of Outside Director appointment process 2024	Approved

○	Director Candidate Recommendation and Management Committee (January 1, 2024 ~ March 13, 2024)

Date	Agenda	Approval
January 3, 2024	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2022	Approved

February 21, 2024

•   Deliberation Agenda

1. Recommendation of the Outside Directors candidates

2.  Qualification review of the Inside Directors candidates and Non-Standing Director candidate

3.  Preliminary review of members of special committee under BoD

Approved Preliminary deliberation Preliminary deliberation

February 23, 2024	• Deliberation Agenda 1. Preliminary review of members of special committee under BoD	Approved

○	Evaluation and Compensation Committee (January 1, 2024 ~ March 16, 2023)

Date	Agenda	Approval
January 27, 2023	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2022	Approved

○	Evaluation and Compensation Committee (March 17, 2023 ~ December 31, 2023)

Date	Agenda	Approval
November 17, 2023	• Deliberation Agenda 1. Establishment of operational guidelines following mandatory introduction of Clawback Policy for listed companies on the New York Stock Exchange	Approved

○	Evaluation and Compensation Committee (January 1, 2024 ~ March 13, 2024)

Date	Agenda	Approval
February 6. 2024	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2023	Approved
February 19, 2024	• Deliberation Agenda 1. Improvement of the company’s performance evaluation system	Preliminary deliberation

○	Finance Committee (January 1, 2023~March 16, 2023)

Date	Agenda	Approval
—	Not Applicable	—

○	Finance Committee (March 17, 2023 ~ December 31, 2023)

Date	Agenda	Approval
April 4, 2023	• Deliberation Agenda 1. Investment in Indonesian Nickel Refinery Business for Battery Production Purposes	Preliminary deliberation

May 9, 2023	• Deliberation Agenda 1. Domestic Nickel Sulfate Refining Joint Venture	Preliminary deliberation

June 14, 2023	• Deliberation Agenda 1. Investment in hydrometallurgy processes for nickel used for battery in Indonesia • Report Agenda 1. JV investment in STS upstream of POSCO Indonesia	Preliminary deliberation

August 2, 2023

•   Deliberation Agenda

1.  Transfer of steel-related business previously owned by POSCO Holdings and acquisition plan of POSCO’s asset

•   Report Agenda

1.  Business performance of 2nd quarter of 2023

2.  Resolution on dividend payment for the 2nd quarter of 2023

Preliminary deliberation

October 31, 2023	• Deliberation Agenda 1. Investment in venture funds to discover new growth projects • Report Agenda 1. Amendments to the Model House Acquisition Plan	Approved

December 14, 2023	• Deliberation Agenda 1. Liquidation of Financial Investment stocks 2. Acquisition of POSCO-Wide shares from POSCO-E&C	Preliminary deliberation Preliminary deliberation

December 14, December 21, 2023	• Deliberation Agenda 1. Establishment of Rare Gas Separation Refining JV (continued from previous BoD meeting on Dec 14 and approved on Dec 21)	Approved

○	Finance Committee (January 1, 2024~March 13, 2024)

Date	Agenda	Approval
—	Not Applicable	—

B. Audit Committee

(1)	Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung-Kyu* Kim, Sung-Jin Yoo, Jin-Nyong	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

*	Sohn, Sung-Kyu is an accounting and financial expert

(2)	Major Activities of the Audit Committee (January 1, 2023 ~ December 31, 2023)

Session	Date	Agenda	Approval
1	January 26

•   Deliberation Agenda

1.  Consent to appoint a person in charge of internal audit department

2.  Evaluation of the Operation of the Internal Accounting Management System in FY2022

3.  Approval of audit and non-audit services for POSCO Holdings and subsidiaries

4.  Audit Committee activities in 2022

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2022

Approved —

2	February 15	• Deliberation Agenda 1. Internal audit result for the year 2022 2. Internal audit performance of 2022 and plans for 2023 • Report Agenda 1. External audit result for the year 2022	Approved —

3	February 20	• Deliberation Agenda 1. Review of the agendas for the Ordinary General Meeting of Shareholders	Approved after Amendment

4	March 17	• Deliberation Agenda 1. Appointment of the chairman of the audit committee	Approved

5	April 27

•   Deliberation Agenda

1.  Results of internal audit on the consolidated financial statements for the 1st quarter of 2023

•   Report Agenda

1.  The results of the 20-F audit results for 2022 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2023

Approved

6	August 4

•   Deliberation Agenda

1.  Internal audit performance for the 1st half of 2023 and plans for the 2nd half of 2023

2.  Results of internal audit on the consolidated financial statements for the 2nd quarter of 2023

3. Audit activity evaluation results of the independent auditor for the year 2022

•   Report Agenda

1. Results of external audit on consolidated financial statements for the 2nd quarter of 2023

Approved

7	October 13	• Report Agenda 1. PCAOB Inspection

8	November 6

Deliberation Agenda

1.  Approval of non-audit services for POSCO Future M

2.  Results of internal audit on the consolidated financial statements for the 3rd quarter of 2023

•   Report Agenda

1.  Results of external audit on consolidated financial statements for the 3rd quarter of 2023

Approved

9	December 19	• Deliberation Agenda 1. Approval of audit and non-audit services for POSCO Holdings and subsidiaries	Approved
-	At General meeting of shareholders held on March 12, 2021, Audit Committee member, Kim, Sung-Jin was reelected as an Outside Director.

-	The expiration date of the term is the date of the GMoS

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)

Deleting Article 25 (The agenda Exercise of Voting Right in Writing) of Articles of Incorporation was proposed at 55th general meeting of shareholder on March 17, 2023. Please refer to our previous disclosure submitted at SEC on February 22, 2023 for more information.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

				(In millions KRW)
Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director (Excluding Outside Director, Audit Committee Member)	5	8,173	2,005	10,000	—
Outside Director (Excluding Audit Committee Members)	4	465	114		—
Audit Committee Members	3	349	116		—

ø	No. of people : The number of Directors and the Audit Committee members who are in office as of December 31, 2023. (Non-standing Director is included in the category of Inside Director).
ø

Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to December 31, 2023. (Including directors who retired before December 31, 2023)

ø	Average payment per person : The sum of average payment per director per month in 2023